Exhibit 99.1

Anheuser-Busch InBev Announces Redemption of USD 3.1 Billion

Brussels, 27 May 2021 — Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that its wholly-owned subsidiaries Anheuser-Busch InBev Finance Inc. (“ABIFI”) and Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) are exercising their respective options to redeem the outstanding principal amounts indicated in the table below of the following series of notes on the dates indicated in the table below (any such date, a “Redemption Date”):

Issuer	Aggregate Principal Amount Outstanding	Aggregate Principal Amount to be Redeemed	Title of Series of Notes	ISIN	Redemption Date
ABIFI	USD 565,000,000	USD 565,000,000	4.600% Notes due 2045 (the “ABIFI Notes”)	XS1261286147	23 July 2021
ABIWW	USD 2,500,000,000	USD 2,500,000,000	4.150% Notes due 2025 (the “ABIWW Notes”, and together with the ABIFI Notes, the “Notes”)	US03523TBX54	29 June 2021

The ABIFI Notes will be redeemed in full on the relevant Redemption Date at a redemption price equal to 100% of the principal amount of the ABIFI Notes, plus accrued and unpaid interest on the principal amount of the ABIFI Notes to be redeemed to (but excluding) the relevant Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of January 17, 2013, by and among ABIFI, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “ABIFI Indenture”), the Thirteenth Supplemental Indenture thereto, dated as of July 23, 2015 (the “Thirteenth Supplemental Indenture”), and the terms of the ABIFI Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the ABIFI Indenture, the Thirteenth Supplemental Indenture and the terms of the ABIFI Notes, as applicable.

The ABIWW Notes will be redeemed in full on the relevant Redemption Date at a make-whole redemption price in an amount calculated by the Independent Investment Banker, and equal to the greater of (i) 100% of the principal amount of the ABIWW Notes; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the ABIWW Notes to be redeemed as if the ABIWW Notes matured on 23 December 2024 (not including any portion of such payments of interest accrued to the relevant

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Redemption Date) discounted to the relevant Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points; plus, in each case, accrued and unpaid interest on the principal amount of the ABIWW Notes to be redeemed to (but excluding) the relevant Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the relevant Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 4 April 2018, by and among ABIWW, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “ABIWW Indenture”, and together with the ABIFI Indenture, the “Indentures”), the Seventh Supplemental Indenture thereto, dated as of 23 January 2019 (the “Seventh Supplemental Indenture”, and together with the Thirteenth Supplemental Indenture, the “Supplemental Indentures”), and the terms of the ABIWW Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the ABIWW Indenture, the Seventh Supplemental Indenture and the terms of the ABIWW Notes, as applicable.

On each applicable Redemption Date, (i) the Notes will no longer be deemed outstanding, (ii) the Redemption Price will become due and payable on the Notes and, (iii) unless ABIWW or ABIFI, as applicable, defaults in making payment of the Redemption Price, interest on the Notes called for redemption shall cease to accrue on and after the applicable Redemption Date.

The Trustee and Paying Agent are transmitting to registered holders of the Notes the notices of redemption containing information required by the Indentures and the Supplemental Indentures. Three Business Days prior to the Redemption Date with respect to the ABIWW Notes, the Trustee will transmit to registered holders of the ABIWW Notes ABIWW’s supplemental notice containing the redemption price of the ABIWW Notes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel. : +1 212 573 9287	Tel. : +32 16 276 608
E-mail : lauren.abbott@ab-inbev.com	E-mail : ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel. : +32 16 276 888	Tel. : +1 310 592 6319
E-mail : maria.glukhova@ab-inbev.com	E-mail : fallon.buckelew@ab-inbev.com

Jency John	Fixed Income Investors
Tel: +1 646 746 9673	Daniel Strothe
E-mail: jency.john@ab-inbev.com	Tel: +1 646 746 9667
E-mail: daniel.strothe@ab-inbev.com

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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164,000 colleagues based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on 19 March 2021. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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